SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 04/28/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


Press enquiries:
Charles Cook / Christopher Hamilton tel: + 44 (0)20 7861 3232; email: ccook@bell-pottinger.co.uk / chamilton@bell-pottinger.co.uk

Investor and Analyst enquiries:
Salim Alam tel: +44 (0)20 7306 1324; email: salim.alam@telent.com


                      Notification of preliminary results


28 April 2006 - telent plc ("telent" LSE: TLNT) will be announcing preliminary results for the year ended 31 March 2006 on 25 May 2006.

An analyst meeting will be held on the morning covering both the financials for the year ended 31 March 2006 and a full presentation of telent's ongoing business.

Further details will be available on the Company's website.


ENDS/..


Notes to editors:

About telent plc:

telent plc supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Formerly the UK and German services business of Marconi Corporation plc, the company was renamed telent plc in January 2006 on the sale of the telecommunications equipment and international services business to Ericsson.

The company is listed on the London Stock Exchange under the symbol TLNT. Additional information about telent plc can be found at www.telent.com

Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.

It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and telent's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.
There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.
telent undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 28/04/2006